Buchanan Ingersoll PC
ATTORNEYS	One Oxford Centre 301 Grant Street, 20th Floor Pittsburgh, PA 15219-1410 T 412 562 8800 F 412 562 1041 www.buchananingersoll.com

January 10, 2006

VIA EDGAR AND UPS

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549-0309

Attn: Carmen Moncada-Terry

Re: CNX Gas Corporation Registration Statement on Form S-1 Filed August 12, 2005 File No. 333-127483, as amended by Amendment No. 1 to the Form S-1 as filed on September 28, 2005, as further amended by Amendment No. 2 to the Form S-1 as filed on October 27, 2005, as further amended by Amendment No. 3 to the Form S-1 as filed on November 29, 2005, as further amended by Amendment No. 4 to the Form S-1 as filed on December 16, 2005, as further amended by Amendment No. 5 to the Form S-1 as filed on the date hereof.

Ladies and Gentlemen:

On behalf of CNX Gas Corporation (“CNX Gas” or the “Company”) and pursuant to Regulation S-T and the Securities Act of 1933, enclosed for filing via EDGAR is Amendment No. 5 to the above-referenced registration statement. All page references contained in the responses refer to the page numbers in the Amendment, except as otherwise indicated.

The Amendment is being filed in response to the comments received from the Staff in its letter dated January 4, 2006 to CNX Gas and to make other corresponding changes. The Staff’s written comments are reproduced in this letter in bold italicized type and are followed by the Company’s responses. Also, at the request, and on behalf, of CNX Gas, we are transmitting the Company’s responses, which we have attached hereto as Exhibit A, to the Staff’s inquiries raised in the telephone conversation between the Company and the Staff on January 9, 2006 related to certain accounting matters.

Selling Stockholders, page 101

1.	Expand the Selling Stockholder table to include the natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders. If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes. See Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Pennsylvania  ::  New York  ::  Washington, DC  ::  Florida  ::  New Jersey  ::  Delaware  ::  Ohio  ::  California

The selling stockholder table was substantially expanded based on the Staff’s comment, taking into consideration the telephone interpretation cited by the Staff in its comment. In response to the comment the Item 507 disclosure has been supplemented with an additional 80 footnotes (in addition to those included in Amendment No. 4). We and the Company undertook a re-solicitation of the selling stockholders to obtain and confirm the information now included in the additional footnote disclosures. We believe that the footnote disclosure reflects all of the information that either the Company or we currently possess relating to the identification of natural persons with power to vote or to dispose of the securities offered for resale by the entities that are listed as selling stockholders in the registration statement.

2.	We note that one of the selling stockholders, Goldman, Sachs & Co. is a registered broker-dealer and, as such, it must be identified as an underwriter unless you can confirm that it received the securities as compensation for investment banking services. Ensure that you are identifying all such entities or persons that are registered broker-dealers as underwriters or otherwise advise why you are not required to do so.

In response to the Staff’s comment and further telephonic discussions with the Staff, the Company has, to its knowledge, identified all registered broker-dealers who are selling stockholders through a footnote designation and have included language in the plan of distribution that states that each registered broker-dealer is deemed to be an underwriter.

We have noted the Staff’s request relating to the submission of a “Tandy” letter prior to effectiveness. We have advised the Company that in this regard that it should provide such letter to the Staff with its acceleration request. Please note, that except as otherwise noted in this letter, the information provided in response to the Staff’s comments has been supplied by the Company. Any questions regarding this letter or Amendment No. 5 should be directed to me at (412) 562-8811 or Lewis U. Davis at (412) 562-8953 of this office.

Sincerely,

/s/ Jeremiah G. Garvey

Jeremiah G. Garvey

JGG/mg

Enclosures

cc:	Nicholas J. DeIuliis

Stephen W. Johnson, Esq.

P. Jerome Richey, Esq.

Mark Zvonkovic, Esq.

Lewis U. Davis, Jr., Esq.

EXHIBIT A

In a telephone conversation between the Company and Staff on January 9, 2006, you requested that the Company clarify and in some cases modify its January 6, 2006 responses related to accounting matters.

In Amendment No. 5 to the Registration Statements filed herewith, the following disclosure has been added in the section entitled “Our Relationship with CONSOL Energy” found on page 5:

“There were, however, certain other property interests that were retained by CONSOL Energy and not conveyed to CNX Gas. These retained assets, which included, for example, assets associated with well plugging, had an aggregate book value of $6.6 million and are not material to the business and operations of CNX Gas.”

In Amendment No. 5 to the Registration Statements filed herewith, the following disclosures and modifications have been added to Note 17 – Supplemental Gas Data found on page F-39:

•	After the words “Note 17 – Supplemental Gas Data (unaudited)”, the following phrase has been added: “prepared on a stand alone basis pursuant to SAB topic 1 (B)(1).”

•	Beneath the capitalized costs table, the following sentences have been added: “(1) Certain other property interests were retained by CONSOL Energy and not conveyed to CNX Gas. These retained assets, which include, for example, assets associated with well plugging, had an aggregate book value of $6,596 and are not material to the business and operations of CNX Gas. CONSOL Energy did not retain any natural gas interests, all of which were transferred to CNX Gas.”

•	Also, beneath the capitalized costs table the following sentence has been added: “Substantially all, or at least 98%, of our capitalized costs are related to proven properties.”

•	Under the table of Costs incurred for Property Acquisition, Exploration and Development the following sentence has been added: “Substantially all, or a least 98%, of our acquisition costs are related to proved properties.”